

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 19, 2011

Via E-mail

Janet Somsen
President and Chief Executive Officer
Zippy Bags, Inc.
3464 South 7495 West
Magna, Utah 84044

> **Re: Zippy Bags, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 22, 2011**
> **File No. 333-173680**

Dear Mr. Somsen:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. You state that you are a development stage company with minimal operations. We also note that you will be unable to implement your business plan without substantial additional funding and your auditors have issued a going concern opinion. In view of the foregoing, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly, please explain why Rule 419 does not apply or revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C. Please also disclose in the filing whether you seek to engage in a merger, acquisition or business combination.

Prospectus Cover Page

2. Please disclose that Ms. Somsen owns 100% of your common stock and will continue to own the majority of your registered shares after the offering, allowing her to control you and your operations.

Prospectus Summary, page 1

3. The first sentence indicates that that your summary highlights information contained elsewhere in the prospectus. Please revise this paragraph, and include any information necessary, to make clear that the summary is a brief overview of the key aspects of the offering. See the Instruction to Item 503(a) of Regulation S-K. In addition, please delete the last sentence since the defined terms are clear from their context.

4. Please revise your Overview and General Introduction sections to delete duplicative information.

Snowboard Carrying Bags, page 1

5. We note your statement that you have not commenced any major operations of having your carrying bag manufactured by an outside provider. Please clearly indicate whether you have manufactured any of your carrying bags. If so, state the quantity and describe the operational facility. If you have not produced any bags, then state that it is only a plan or intention.

6. Please clarify whether the $30,000 figure is a monthly or annual amount. In this regard, please provide an itemization of your expected monthly expenses for the next 12 months and your planned source of the funds.

Business Development, page 2

Initial Sales Strategy, page 2

Subsequent Sales Strategy, page 2

7. Please clarify the reference to "local snowboard shop advertisers" and explain how you plan to market to them.

8. Please identify the athletes of the snowboard industry to whom you will target and explain how you will target them.

Description of Property, page 2

9. Please indicate whether the office is provided by Ms. Somsen, whether you make lease payments, and whether there is a lease agreement. If so, please also include this information in the "Interest of Management and Others in Certain Transactions" section on page 27.

The Offering, page 4

10. Please indicate that the selling shareholder's determination of when and how to sell the shares will be in accordance with the methods and terms described in the "Plan of Distribution" section.

Risk Factors, page 6

Risks Related to Our Business, page 6

Our Development Stage Operating Results Will Be Volatile…, page 7

11. It is unclear how this is a current risk to the company since your shares are not traded and unlikely to be followed by any analysts in the near future. Please delete or provide us additional information concerning the risk to you.

Our Current Business Development Stage Operations…, page 7

12. Please disclose in this risk factor that you do not have an employment agreement in place with your sole director and officer.

We Are Highly Reliant…, page 7

13. It is unclear why you are highly reliant upon White Bear when you do not have any agreement with them and they have not manufactured any product or sample for you. Please advise.

Risks Related to the Ownership of Our Securities…, page 10

14. Please include a risk factor caption and discussion to indicate the specific risks to investors stemming from the arbitrary nature of the share offering price.

Selling Security Holder, page 12

15. Please indicate whether you filed a Form D in conjunction with the transaction that closed on August 26, 2010. If you did not file a Form D, provide the basis for your determination.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

Overview, page 15

16. Please update your information regarding your internet site. We note in the next paragraph that you appear to be in the planning stage only. In this regard, thoroughly revise your discussion to clearly indicate the status of your product and your plans, if any, to raise the necessary $75,000 to complete the marketing. Further, delete your reference to not generating sufficient revenue to cover your expenses in the next six months since you are only in the planning and organizing stage without any operations.

17. Please disclose how you plan to build out your reputation given that you have no operating history and your bags have not been produced.

18. It does not appear that Ms. Somsen has any experience in creating or operating a snowboard bag company. Therefore, in this section and throughout your document, as appropriate, including in your Plan of Operation section, please address your plans to create and operate your business in light of Ms. Somsen's experience. In addition, please indicate, if true, that Ms. Somsen will not devote full time to the company and indicate the approximate amount of time she will devote to company activities.

Liquidity and Capital Resources, page 17

Financing Activities, page 17

19. Please disclose here and elsewhere in the document as appropriate the amount of additional funds, if any, that Ms. Somsen is willing to commit to you for your operations.

20. Please include the related party transactions described here in the "Interest of Management and Others in Certain Transactions" section on page 27, or advise.

Satisfaction Of Our Cash Obligations for the Next Twelve Months, page 17

21. Please reconcile the statement that your cash requirements for the next six months will be approximately $6000 when your stated "burn rate" is approximately $2500 per month as indicated on pages one, 15 and elsewhere in the document.

Inflation, page 19

22. Please clarify how the second paragraph relates to inflation or delete it.

Plan of Operation, page 20

Description of Business, page 20

Organization within the Last Five Years, page 20

 23. Here and elsewhere in your prospectus, please ensure that you consistently characterize the status of your operations. Given that it appears that you have not produced or sold any snowboard carrying bags, please consistently refer to the status of your intended operations in the future tense.

Description of Products, page 21

Product Development, page 21

 24. Please disclose whether you intend to seek a patent on your bag.

The Snowboard Carrying Bag Industry, page 22

Competitive Advantages, page 23

 25. Please provide greater specificity as to how you will "respond more quickly than [your] larger competitors to future fads by quickly changing colors and adapting to new snowboard shapes."

Management, page 24

Directors, Executive Officers, Promoters and Control Persons, page 24

 26. Please include Y2K Vending in Ms. Somsen's biography or advise. In addition, provide the principal business of C-Essna, Inc. Further, please provide a description of her business activities for all of the previous five years. We note that her current activities with the company are less than full time. See Item 401(e)(1) of Regulation S-K.

Item 16. Exhibits, page II-1

 27. Please file any share exchange agreement or subscription agreement utilized in the August 2010 private placement as exhibits. See Item 601(b) of Regulation S-K.

Exhibit 5.1

 28. We note the address of the company is different from the registration statement. Please advise.

Undertakings, page II-2

    29. Please provide the complete undertaking required by Item 512(a) of Regulation S-K.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Robyn Manuel, Staff Accountant, at (202) 551-3823, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ H. Christopher Owings

H. Christopher Owings
Assistant Director

cc: Steven M. Sager, Esq.
    BK Consulting & Associates, P.C.